HMF N-SAR

SUB-ITEM 77E:  Legal Proceedings

All Series of the Registrant

On February 25, 2011, Jennifer L. Kasilag, Louis
Mellinger, Judith M. Menendez, Jacqueline M. Robinson, and Linda A. Russell filed a derivative lawsuit against Hartford Investment Financial Services, LLC ("HIFSCO")
(now known as Hartford Funds Distributors, LLC) on behalf of six Hartford retail mutual funds in the United States District Court for the District of New Jersey, alleging that HIFSCO received excessive advisory and distribution fees in violation of its statutory fiduciary duty under Section 36(b) of the 1940 Act when serving as investment manager and principal underwriter, respectively, to the Hartford retail mutual funds. Although this action was purportedly filed on behalf of certain of the Hartford Funds, none of the Hartford Funds is itself a defendant to the suit. HIFSCO moved to dismiss and, in September 2011, the motion was granted in part and denied in part, with leave to amend the complaint. In
November 2011, plaintiffs filed an amended complaint on behalf of certain Hartford retail mutual funds, The
Hartford Global Health Fund (now known as The Hartford Healthcare Fund), The Hartford Conservative Allocation
Fund, The Hartford Growth Opportunities Fund, The
Hartford Inflation Plus Fund,  The Hartford Advisers Fund
(now known as The Hartford Balanced Fund), and The
Hartford Capital Appreciation Fund. Plaintiffs seek to rescind the investment management agreements and distribution plans between HIFSCO and these funds and to recover the total fees charged thereunder or, in the alternative, to recover any improper compensation
HIFSCO received, in addition to lost earnings.

HIFSCO filed a partial motion to dismiss the amended complaint and, in December 2012, the court dismissed without prejudice the claims regarding distribution fees and denied the motion with respect to the advisory fees claims. In March 2014, the plaintiffs filed a new complaint that, among other things, added as new plaintiffs The
Hartford Floating Rate Fund and The Hartford Small
Company Fund and named as a defendant Hartford Funds
Management Company, LLC ("HFMC"), which assumed the role as investment manager to the funds as of January
2013. In June 2015, HFMC and HIFSCO moved for summary judgment, and plaintiffs cross-moved for partial summary judgment with respect to The Hartford Capital
Appreciation Fund. In March 2016, the court, in large part, denied summary judgment for all parties. The court granted judgment for HFMC and HIFSCO with respect to all claims made by The Hartford Small Company Fund and certain claims made by The Hartford Floating Rate
Fund. The court further ruled that the appropriate measure of damages on the surviving claims is the difference, if any, between the actual advisory fees paid through trial and those that could have been paid under the applicable legal standard. A bench trial on the issue of liability was held in November 2016. On February 28, 2017, the court granted judgment for HIFSCO and HFMC as to all claims.
On March 23, 2017, plaintiffs appealed to the United
States Court of Appeals for the Third Circuit.

Floating Rate Fund

In July 2007, the Floating Rate Fund and more than 60 other lenders (known collectively as the "Transeastern Lenders") accepted the payoff of a guarantee from Tousa, Inc. ("Tousa"), a Florida homebuilder. In order to fund the payoff, Tousa borrowed money from certain new lenders and secured the loan by granting liens to the new lenders on the assets of certain Tousa subsidiaries (the "Subsidiaries"). Tousa entered bankruptcy in January
2008. In July 2008, a committee of creditors of the Subsidiaries (the "Committee") brought suit against the Transeastern Lenders alleging that the Subsidiaries had received no benefit in return for the liens on their assets, that the Subsidiaries were co-borrowers on the loan from the new lenders, and that the Transeastern Lenders received the value of the liens when the Transeastern
Lenders accepted the payoff. The Subsidiaries sought the avoidance of their liens and the return of the value of those liens to the bankruptcy estate. On October 13, 2009, the bankruptcy court in the Southern District of Florida ruled in favor of the Committee, avoided the liens, and ordered the Transeastern Lenders to return the payoff amount to the bankruptcy estate. The Transeastern Lenders, together with the Fund, appealed the decision to the district court. On February 11, 2011, the District Court ruled in favor of the Transeastern Lenders and the Fund and quashed the bankruptcy court opinion. The Committee appealed to the Eleventh Circuit. The Eleventh Circuit reinstated the bankruptcy court opinion, but remanded back to the District Court on the question of remedies. The District Court then in turn remanded one issue back to the bankruptcy court for a report and recommendation. On
April 1, 2016, the bankruptcy court issued its report and recommendation, which was unfavorable in many respects to the Transeastern Lenders. On March 8, 2017, the
District Court accepted the report and recommendation and ordered the Transeastern Lenders to disgorge and return the payoff amount, plus prejudgment interest. The Transeastern Lenders have appealed this decision to the Eleventh Circuit. If the decision is upheld on appeal, the Fund would be required to return approximately $3-3.5 million to the bankruptcy estate. Management of the Fund believes resolution of this matter will not have a material impact on the Fund's financial statements.



204779741_1 LAW
204779741_1 LAW